EXHIBIT 99.1

Grown Rogue Expands Senior Credit Facility by US$5 Million

Brings Total Facility to US$12 Million; Proceeds to Support Growth Initiatives

MEDFORD, Ore., Sept. 15, 2025 /CNW/ - Grown Rogue International Inc. ("Grown Rogue" or the "Company") (CSE: GRIN) (OTC: GRUSF), a flower-forward cannabis company combining craft values with disciplined execution, today announced it has secured an incremental US$5 million in funding from a national, FDIC-insured commercial bank, expanding the Company's existing senior secured credit facility to US$12 million in aggregate principal.

Proceeds from the expanded facility will be used to support Grown Rogue's growth initiatives, including the expansion of its New Jersey affiliate and the buildout of its Illinois cultivation facility, as well as to enhance overall balance sheet flexibility. The amended terms of the facility include an interest rate of 7.52% for the latest tranche.

"We are excited to close this additional tranche of debt to support our expansion projects and bolster our balance sheet. We continue to execute our disciplined growth strategy," said Obie Strickler, CEO of Grown Rogue.

Strickler continued, "We know some investors may raise questions about taking on additional debt. I want to address that directly:

  We believe these debt terms are among the most attractive currently available to cannabis operators and are aligned with market rates for similarly positioned businesses in other industries.
  Our existing Oregon and Michigan operations comfortably support our debt obligations, and the contributions from New Jersey only strengthen that position.
  We expect our projects in New Jersey and Illinois to generate returns that significantly exceed this cost of capital, as we've recently highlighted regarding our internal return hurdles.
  Finally, this additional capital provides us with the agility to act decisively on strategic opportunities in a distressed environment where speed and certainty are often critical.

As one of Grown Rogue's largest shareholders, I take balance sheet discipline seriously. We will continue to be transparent and thoughtful in how we deploy capital to create long-term value for our customers, our team, and our shareholders. Finally, I want to again thank our lender for their continued partnership and trust in Grown Rogue."

Terms of the Amended Facility Include:

  Incremental US$5 million funding, bringing the total to US$12 million.
  7.52% interest rate payable in cash for second tranche, blended rate of 7.84% on full facility.
  Four-year term with 16.7% of the principal amortizing annually on a straight-line basis, and the remaining 33.3% balance repaid at maturity.
  Covenants consistent with the original agreement.

Option Issuance

  On September 3, 2025, the Company's Board of Directors approved the issuance of 300,000 incentive stock options in accordance with the shareholder-approved equity incentive plan. The options vest in six-month increments over two years and carry a strike price of CAD$0.61.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a flower-forward cannabis company rooted in Oregon's Rogue Valley, a region known for its deep cannabis heritage and commitment to quality. With operations in Oregon, Michigan, and New Jersey—and expansion underway in Illinois— Grown Rogue specializes in producing designer-quality indoor flower. Known for exceptional consistency and care in cultivation, our products are valued by retailers, budtenders, and consumers alike.

By blending craft values with disciplined execution, we've built a scalable, capital-efficient platform designed to thrive in competitive markets. We believe sustained excellence in cannabis flower production is the engine of the industry's supply chain—and our competitive advantage. For more information about Grown Rogue, please visit www.grownrogue.com.

Forward-Looking Statement Disclaimer

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs, and current expectations of Grown Rogue International Inc. ("Grown Rogue" or the "Company") with respect to future business activities. Forward-looking information is often identified by the words "may," "would," "could," "should," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect" or similar expressions and includes information regarding: (i) the anticipated use of proceeds from the expanded credit facility, (ii) the Company's ability to complete the buildouts in New Jersey and Illinois on the expected timelines and budgets, (iii) expectations for future cultivation capacity, product output, and customer demand, (iv) the Company's ability to service its debt obligations, and (v) expectations regarding overall financial performance, balance sheet flexibility, and strategic opportunities.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflects management's expectations, estimates, or projections concerning future results or events based on the opinions, assumptions, and estimates considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could cause actual results to differ materially from those projected.

Among the key factors that could cause actual results to differ materially are the following: changes in general economic, business, and political conditions, including changes in the financial markets and the Company's ability to raise additional debt and equity capital on acceptable terms; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets where the Company operates; delays or cost overruns in construction projects; adverse changes in applicable laws or in the application or enforcement of current laws; compliance with extensive government regulation and related costs; and other risks described in the Company's public disclosure documents filed on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected. Although the Company has attempted to identify important risks, uncertainties, and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated, or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale, and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. While local state laws where its subsidiaries operate permit such activities, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business is disclosed in its Listing Statement filed under its issuer profile on SEDAR+ at www.sedarplus.ca.

No stock exchange, securities commission, or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Grown Rogue International Inc.

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%CIK: 0001463000

For further information: General Inquiries and Investor Contact: Obie Strickler, Chief Executive Officer, obie@grownrogue.com; Investor Relations: invest@grownrogue.com, (458) 226-2662

CO: Grown Rogue International Inc.

CNW 07:00e 15-SEP-25